

03054741

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL PROCESSING
RECEIVED
2003
Mar 3

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SEC FILE NUMBER
8- 41804

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Breckenridge Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

945 East Paces Ferry Road, Suite 2100
(No. and Street)

Atlanta (City) Georgia (State) 30326 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Larry C. Williams~~ ~~(404) 965-1600~~ (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smith & Howard - Wade H. St. John, III
(Name – *if individual, state last, first, middle name*)

1795 Peachtree St. NE, Suite 300 Atlanta, Georgia 30309
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry C. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Breckenridge Securities Corp., as of March 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



A.M. LYNCH
NOTARY
EXPIRES
GEORGIA
FEBRUARY 26, 2006
PUBLIC
DEKALB COUNTY

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRECKENRIDGE SECURITIES CORP.

RESURGENS PLAZA – SUITE 2100
945 EAST PACES FERRY ROAD
ATLANTA, GEORGIA 30326

TELEPHONE
(404) 965-1600
FACSIMILE
(404) 965-2087

MEMBER NASD


SEC MAIL PROCESSING
RECEIVED
MAR - 3 2003
WASH, D.C. 181 SECTION

January 29, 2003

Smith & Howard, P.C.
1795 Peachtree Street, NE, Suite 300
Atlanta, GA 30309

In connection with your audit of the financial statements of Breckenridge Securities Corp. as of December 31, 2002, and for the year then ended for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of Breckenridge Securities Corp. in conformity with generally accepted accounting principles, I confirm, to the best of my knowledge and belief, the following representations made to you during our audit.

1. I am responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles.

2. I have made available to you all –

   a. Financial records and related data.

   b. Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

3. There have been no –

   a. Irregularities involving management or employees who have significant roles in the internal control structure.

   b. Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

   c. Communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices that could have a material effect on the financial statements.

4. I have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

5. The following have been properly recorded or disclosed in the financial statements:

   a. Related party transactions and related accounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements, and guarantees.

   b. Capital stock repurchase options of agreements or capital stock reserved for options, warrants, conversions, or other requirements.

   c. Arrangements with financial institutions involving compensating balances or other arrangements involving restrictions on cash balances and line-of-credit or similar arrangements.

   d. Agreements to repurchase assets previously sold.

6. There are no –

   a. Violations or possible violations of laws or regulations whose effect should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

   b. Other material liabilities or gain for loss contingencies that are required to be accrued or disclosed by Statement of Financial Accounting Standards No. 5.

7. There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Statement of Financial Accounting Standards No. 5.

8. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

9. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged, except as disclosed.

10. Provision has been made for any material loss to be sustained in the fulfillment of, or from inability to fulfill, any sales commitments.

11. There are no securities or investments not readily marketable owned by the Company or borrowed under subordination agreements except as disclosed in the financial statements or notes thereto.

12. In addition, the Company at December 31, 2002, had –

    a. All securities exchange memberships recorded on the books.

    b. All participation in joint accounts carried by others properly recorded.

    c. No material unrecorded assets or contingent assets (such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on fulfillment of conditions regarded as uncertain).

    d. No open contractual agreements.

    e. No borrowings or claims that were unconditionally subordinated to all claims or general creditors pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

13. There were no liabilities subordinated to the claims of general creditors.

14. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

15. No events have occurred subsequent to the balance sheet date that would require adjustment to, or disclosure in, the financial statements.

16. There are no capital withdrawals anticipated within the next six months.

17. There are no material inadequacies at December 31, 2002, or during the period January 1, 2003, to January 29, 2003, in the accounting system, the internal accounting controls, the procedures for safeguarding securities, and the practices and procedures followed in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-1(e).

18. Net capital computations prepared by the Company during the period from January 1, 2003, through January 29, 2003, indicated that the Company was in compliance with the requirements of rule 15c3 (and applicable exchange requirements) at all times. Reserve calculations under rule 15c3 during the period did not reveal any deposit requirements that were not made on a timely basis.

Sincerely Yours,

Larry C. Williams
President


SEC MAIL PROCESSING
RECEIVED
MAR - 3 2003
WASH, D.C.
181
SECTION

BRECKENRIDGE SECURITIES CORP.
FINANCIAL STATEMENTS
and
SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2002
with
INDEPENDENT AUDITORS' REPORT

TABLE OF CONTENTS

SMITH & HOWARD

Certified Public Accountants and Advisers

INDEPENDENT AUDITORS' REPORT

Board of Directors
Breckenridge Securities Corp.

We have audited the accompanying statement of financial condition of Breckenridge Securities Corp. as of December 31, 2002, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Breckenridge Securities Corp. at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II on Pages 13-15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Smith & Howard

January 29, 2003

Suite 300, 1795 Peachtree Street, N.E., Atlanta, GA 30309
Tel 404.874.6244 Fax 404.874.1658 www.smith-howard.com

BRECKENRIDGE SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Assets		
Cash	$	12,454
Reimbursable expenses receivable		2,487
Prepaid expenses		4,938
Total Assets	$	19,879

STOCKHOLDERS' EQUITY

Stockholders' Equity		
Common stock, $1 per value; 500,000 shares authorized 2,000 issued and outstanding		2,000
Additional paid-in capital		16,800
Retained earnings		1,079
	$	19,879

See accompanying notes.

BRECKENRIDGE SECURITIES CORP.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

Income	
Fees	$ 583,663
Interest income	198
	583,861
Administrative Expenses	5,704
Consulting Fees	578,817
	584,521
Net Loss	$ (660)

See accompanying notes.

BRECKENRIDGE SECURITIES CORP.
STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at Beginning of Year	$ 2,000	$ 16,800	$ 1,739	$ 20,539
Net Loss	-	-	(660)	(660)
Balance at End of Year	$ 2,000	$ 16,800	$ 1,079	$ 19,879

See accompanying notes.

BRECKENRIDGE SECURITIES CORP.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

Cash Flows from Operating Activities:	
Net loss	$ (660)
Change in assets and liabilities:	
Increase in reimbursable expenses receivable	(2,487)
Increase in prepaid expenses	(396)
Net Cash Required by Operating Activities	(3,543)
Net Decrease in Cash	(3,543)
Cash at Beginning of Year	15,997
Cash at End of Year	$ 12,454

Supplemental Disclosure of Cash Flow Information:

Cash Paid During Year for:	
Interest (net of amount capitalized)	$ -
Income taxes	-

See accompanying notes.

BRECKENRIDGE SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business – The Company participates in the private placement of debt and equity securities as an agent, not as a principal, for or on behalf of the issuers of such securities. All private placement activity is on a "best efforts" basis. Private placement transactions on behalf of issuers involve capital formation activity on behalf of such issuers, merger and acquisition advice related to such issuers, and other transactions which involve the private placement of securities. The Company does not engage in any securities trading activities, market making, or firm commitment underwriting, nor does it carry or maintain customer accounts, engage in securities clearing activities, or maintain or hold cash or securities of customers or offerees in connection with private placement transactions.

Cash and Cash Equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of one year or less to be cash equivalents.

NOTE 2 – RELATED PARTY ARRANGEMENTS

The Company has made arrangements with a related party, The Breckenridge Group, Inc., to provide office space for the operations of the Company and to provide the Company with office support services, such as clerical, administrative, and bookkeeping/record keeping services.

The Company has entered into an agreement to perform certain investment banking and financial advisory services for The Breckenridge Group, Inc. Under the agreement the Company receives a quarterly retainer of $3,000. The agreement can be terminated by either party with a 30-day notice.

During 2002, $12,000 in fee revenue was earned from Breckenridge Group, Inc. and $563,922 in consulting fee expense was incurred to Breckenridge Group, Inc.

NOTE 3 – INCOME TAXES

The Company has elected to be treated as a "Subchapter S-Corporation". Under "Subchapter S" provisions of the Internal Revenue Code, the Company does not pay income taxes on its taxable income. Instead, the stockholders include their prorata share of the Company's income and expenses on their individual income tax returns.

BRECKENRIDGE SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 in the first year) and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital of $14,941, which was $9,941 in excess of its required net capital of $5,000. At December 31, 2002 there was no aggregated indebtedness.

SUPPLEMENTARY INFORMATION

SUPPLEMENTARY REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors
Breckenridge Securities Corp.

In planning and performing our audit of the financial statements of Breckenridge Securities Corp. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.
Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Smith & Howard

January 29, 2003

BRECKENRIDGE SECURITIES CORP.
COMPUTATION ON NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
SCHEDULE 1
DECEMBER 31, 2002

Net Capital	
Total stockholders' equity	$ 19,879
Deduct stockholders' equity not allowable for net capital	-
Total stockholders' equity qualified for net capital	19,879
Add:	
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
B. Other (deductions) or allowable credits - deferred income	-
Total capital and allowable subordinated liabilities	19,879
Deductions and/or charges	
A. Non-allowable assets	
Prepaid expenses	(4,938)
B. Secured demand note deficiency	-
C. Commodity futures contracts and spot commoditites - Proprietary capital charges	-
D. Other deductions and/or charges	-
Additions and/or credits	-
Net capital before haircuts on securities positions	14,941
Haircuts on securities (computed, where applicable pursuant to Rule 15c3-1(f))	
A. Contractual securities commitments	-
B. Subordinated securities borrowings	-
C. Trading and investment securities	-
D. Undue concentrations	-
E. Other	-
Net capital	$ 14,941

BRECKENRIDGE SECURITIES CORP.
COMPUTATION ON NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
SCHEDULE 1 (CONTINUED)
DECEMBER 31, 2002

Aggregate Indebtedness	$	-
Total aggregate indebtedness from balance sheet		
Add:		
Drafts for immediate credit		-
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total Aggregate Indebtedness	$	-
Computation of Basic Net Capital Requirement		
A. Minimum capital required (6 2/3% of aggregate indebtedness)	$	-
B. Minimum dollar net capital requirement of reporting broker/dealer		5,000
Net capital requirement (greater of A or B)	$	5,000
Excess Net Capital	$	9,941
Excess Net Capital at 1000%	$	14,941
Reconciliation with Company's Computation (Included in Part II or Form X-17A-5 as of December 31, 2002)		
Net capital as reported in Company's Part II (unaudited) FOCUS report	$	14,941
Net capital adjustments		-
Net Capital per above	$	14,941

BRECKENRIDGE SECURITIES CORP.
COMPUTATION ON NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
SCHEDULE II
DECEMBER 31, 2002

The computation of determination of reserve requirements, information relating to possession or control requirements, and schedule of segregation requirements and funds segregation for customers' regulated commodity futures and options accounts is not presented as the Company is claiming exemption under Rule 15c3-3.